TIME EQUITIES SECURITIES LLC
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3
AS OF DECEMBER 31, 2015

Information relating to possession or control requirements is not applicable to Time Equities Securities LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).